Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2024 RESULTS
More Canadians continue to choose Rogers Wireless and Internet than any other carrier in Canada
•Combined mobile phone and Internet net additions of 227,000 in Q3 and 502,000 for the year to date
•Q3 postpaid mobile phone net additions of 101,000; prepaid net additions of 93,000; retail Internet net additions of 33,000
•Rogers has added industry-best 1.9 million mobile phone and Internet net additions over the past 11 quarters

Continued disciplined loading, strong execution, efficiency gains, industry-leading financial performance, and industry-best margins
•Wireless service revenue up 2% and adjusted EBITDA up 5%; margin up 220 basis points to 66%; blended ARPU stable
•Cable revenue down 1%; adjusted EBITDA up 5%; margin up 330 basis points to 58%
•Free cash flow of $915 million, up 23%

Rogers' network leadership continues
•Awarded Canada's fastest and most reliable Internet by Opensignal
•Awarded Canada's most reliable 5G network by umlaut and most reliable wireless network by Opensignal
•Delivered DOCSIS 4.0 modem technology with 4 Gbps download and 1 Gbps upload speeds - a global first

Rogers announces transaction with a leading global financial investor that will materially reduce leverage with innovative $7 billion structured equity financing
•Now expecting leverage at year-end will be 3.7x
•Completion subject to finalizing definitive agreements
•Expected to close in the fourth quarter; proceeds will be used to pay down debt and further strengthen our balance sheet

Company reaffirms 2024 outlook
•Total service revenue growth of 8% to 10%; adjusted EBITDA growth of 12% to 15%; capital expenditures of $3.8 billion to $4.0 billion; and free cash flow of $2.9 billion to $3.1 billion

TORONTO (October 24, 2024) - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced its unaudited financial and operating results for the third quarter ended September 30, 2024.

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended September 30			Nine months ended September 30
	2024	2023	% Chg	2024	2023	% Chg

Total revenue	5,129	5,092	1	15,123	13,973	8
Total service revenue	4,567	4,527	1	13,523	12,375	9
Adjusted EBITDA [1]	2,545	2,411	6	7,084	6,252	13
Net income	526	(99)	n/m	1,176	521	126
Adjusted net income [1]	762	679	12	1,925	1,776	8

Diluted earnings (loss) per share	$0.98	($0.20)	n/m	$2.19	$0.97	126
Adjusted diluted earnings per share [1]	$1.42	$1.27	12	$3.59	$3.37	7

Cash provided by operating activities	1,893	1,754	8	4,545	3,842	18
Free cash flow [1]	915	745	23	2,167	1,591	36
n/m - not meaningful

1    Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" in our Q3 2024 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	1	Third Quarter 2024

"We continued to build on our momentum and deliver industry-leading results and attract more Canadians than any other carrier," said Tony Staffieri, President and CEO. "We delivered strong market share, record margins in Cable and Wireless, and we are on track to deliver our full-year targets. I’m proud of our team for delivering an eleventh straight quarter of growth and sector-leading performance while strengthening our balance sheet."

Strategic Highlights
The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Awarded Canada's most reliable 5G network by umlaut in July 2024.
•Recognized as Canada's fastest and most reliable Internet by Opensignal in July 2024.
•Delivered 4 Gbps download and 1 Gbps upload speeds with DOCSIS 4.0 modem technology trial.

Deliver easy to use, reliable products and services
•Launched home Internet and TV services across Quebec.
•Introduced multi-gigabit speeds to 70% of our Internet footprint.
•Introduced a program to help newcomers build credit and finance a new smartphone through a partnership with Nova Credit.

Be the first choice for Canadians
•Attracted 227,000 net combined mobile phone and Internet customers.
•Signed an agreement with BCE Inc. (Bell) to become the majority owner of Maple Leaf Sports & Entertainment (MLSE).
•Launched Bravo in Canada and announced plans to launch TV channels for HGTV, Food Network, Magnolia, Discovery ID, and Discovery.

Be a strong national company investing in Canada
•Invested $977 million in capital expenditures, further strengthening and growing our networks.
•Announced a partnership with SenseNet to bring wildfire detection technology to communities.
•Became the first-ever presenting sponsor of the 2024 Toronto International Film Festival.

Be the growth leader in our industry
•Grew total service revenue by 1% and adjusted EBITDA by 6%.
•Reported industry-leading margins in our Wireless and Cable operations.
•Generated free cash flow of $915 million, up 23%, and cash flow from operating activities of $1,893 million.

MLSE Transaction
On September 18, 2024, we announced an agreement with BCE Inc. (Bell) to acquire Bell's indirect 37.5% ownership stake in Maple Leaf Sports & Entertainment Inc. (MLSE) for a purchase price of $4.7 billion subject to certain adjustments, payable in cash (MLSE Transaction). We expect to finance a portion of the purchase price with funding from private investors and we do not expect financing of the MLSE Transaction will affect our debt leverage ratio outlook. The MLSE Transaction will also provide Bell the opportunity to renew its existing MLSE broadcast and sponsorship rights over the long-term at fair market value. This includes access to content rights for 50% of Toronto Maple Leafs regional games and 50% of Toronto Raptors games for which MLSE controls the rights. The MLSE Transaction is subject to certain closing conditions, including sports league and regulatory approvals. When the MLSE Transaction closes, we will be the largest owner of MLSE, with a controlling interest in 75% of MLSE.

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena. The MLSE Transaction will add to our existing sports portfolio, including ownership of the Toronto Blue Jays, Rogers Centre, and Sportsnet.

Rogers Communications Inc.	2	Third Quarter 2024

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue each increased by 1% this quarter, driven by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 2% this quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base over the past year. Wireless equipment revenue decreased by 1%, primarily as a result of fewer device upgrades by existing customers.

Cable revenue decreased by 1% this quarter, improving sequentially, as a result of continued competitive promotional activity and declines in our Home Phone and Satellite subscriber bases.

Media revenue increased by 11% this quarter primarily as a result of higher sports-related revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 6% this quarter, and our adjusted EBITDA margin increased by 230 basis points, as a result of full realization of our synergy program associated with the Shaw Transaction together with ongoing cost efficiencies.

Wireless adjusted EBITDA increased by 5%, primarily due to the flow-through impact of higher revenue as discussed above in conjunction with ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 66.1%, up 220 basis points.

Cable adjusted EBITDA increased by 5% due to the aforementioned synergy program and ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 57.5%, up 330 basis points.

Media adjusted EBITDA increased by 25% this quarter, primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays expenses, including game day-related costs.

Net income and adjusted net income
Net income increased by $625 million this quarter to $526 million, primarily as a result of the $422 million loss recognized last year related to an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments, higher adjusted EBITDA, and lower restructuring, acquisition and other costs, partially offset by higher income tax expense. Adjusted net income increased by 12% this quarter, primarily as a result of higher adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,893 million (2023 - $1,754 million) and free cash flow of $915 million (2023 - $745 million), both of which increased primarily as a result of higher adjusted EBITDA.

As at September 30, 2024, we had $4.8 billion of available liquidity2 (December 31, 2023 - $5.9 billion), consisting of $0.8 billion in cash and cash equivalents and $4.0 billion available under our bank and other credit facilities.

Our debt leverage ratio2 as at September 30, 2024 was 4.6 (December 31, 2023 - 5.0, or 4.7 on an as adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed on January 1, 2023). See "Financial Condition" for more information.

We also returned $266 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on October 23, 2024.

2    Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" in our Q3 2024 MD&A for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" in our Q3 2024 MD&A for a reconciliation of available liquidity.

Rogers Communications Inc.	3	Third Quarter 2024

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and nine months ended September 30, 2024, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be read in conjunction with our Third Quarter 2024 Interim Condensed Consolidated Financial Statements (Third Quarter 2024 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our Third Quarter 2024 MD&A; our 2023 Annual MD&A; our 2023 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2023 Annual MD&A. References in this earnings release to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at October 23, 2024 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date.

In this earnings release, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2024, first quarter refers to the three months ended March 31, 2024, second quarter refers to the three months ended June 30, 2024, third quarter refers to the three months ended September 30, 2024 and year to date refers to the nine months ended September 30, 2024. All results commentary is compared to the equivalent period in 2023 or as at December 31, 2023, as applicable, unless otherwise indicated.

Trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2024 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	4	Third Quarter 2024

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2024	2023	% Chg		2024	2023	% Chg

Revenue
Wireless	2,620	2,584	1		7,614	7,354	4
Cable	1,970	1,993	(1)		5,893	5,023	17
Media	653	586	11		1,868	1,777	5
Corporate items and intercompany eliminations	(114)	(71)	61		(252)	(181)	39
Revenue	5,129	5,092	1		15,123	13,973	8
Total service revenue [1]	4,567	4,527	1		13,523	12,375	9

Adjusted EBITDA
Wireless	1,365	1,294	5		3,945	3,695	7
Cable	1,133	1,080	5		3,349	2,663	26
Media	134	107	25		31	73	(58)
Corporate items and intercompany eliminations	(87)	(70)	24		(241)	(179)	35
Adjusted EBITDA	2,545	2,411	6		7,084	6,252	13
Adjusted EBITDA margin [2]	49.6%	47.3%	2.3	pts	46.8%	44.7%	2.1	pts

Net income (loss)	526	(99)	n/m		1,176	521	126
Basic earnings (loss) per share	$0.99	($0.19)	n/m		$2.21	$1.00	121
Diluted earnings (loss) per share	$0.98	($0.20)	n/m		$2.19	$0.97	126

Adjusted net income [2]	762	679	12		1,925	1,776	8
Adjusted basic earnings per share [2]	$1.43	$1.28	12		$3.61	$3.41	6
Adjusted diluted earnings per share	$1.42	$1.27	12		$3.59	$3.37	7

Capital expenditures	977	1,017	(4)		3,034	2,988	2
Cash provided by operating activities	1,893	1,754	8		4,545	3,842	18
Free cash flow	915	745	23		2,167	1,591	36
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q3 2024 MD&A for more information about each of these measures, available at www.sedarplus.ca.

Rogers Communications Inc.	5	Third Quarter 2024

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2024	2023	% Chg		2024	2023	% Chg

Revenue
Service revenue	2,066	2,026	2		6,050	5,782	5
Equipment revenue	554	558	(1)		1,564	1,572	(1)
Revenue	2,620	2,584	1		7,614	7,354	4

Operating costs
Cost of equipment	545	541	1		1,576	1,550	2
Other operating costs	710	749	(5)		2,093	2,109	(1)
Operating costs	1,255	1,290	(3)		3,669	3,659	—

Adjusted EBITDA	1,365	1,294	5		3,945	3,695	7

Adjusted EBITDA margin [1]	66.1%	63.9%	2.2	pts	65.2%	63.9%	1.3	pts
Capital expenditures	350	381	(8)		1,150	1,291	(11)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn and mobile phone ARPU)	2024	2023	Chg		2024	2023	Chg

Postpaid mobile phone [2]
Gross additions	459	556	(97)		1,353	1,304	49
Net additions	101	225	(124)		311	490	(179)
Total postpaid mobile phone subscribers [3]	10,699	10,332	367		10,699	10,332	367
Churn (monthly)	1.12%	1.08%	0.04	pts	1.10%	0.92%	0.18	pts
Prepaid mobile phone [4]
Gross additions	185	263	(78)		417	711	(294)
Net additions	93	36	57		106	23	83
Total prepaid mobile phone subscribers [3]	1,161	1,278	(117)		1,161	1,278	(117)
Churn (monthly)	2.80%	6.00%	(3.20	pts)	3.29%	6.10%	(2.81	pts)
Mobile phone ARPU (monthly) [5]	$58.57	$58.83	($0.26)		$57.95	$57.76	$0.19
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    Effective January 1, 2024, and on a prospective basis, we adjusted our postpaid mobile phone subscriber base to remove 110,000 Cityfone subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our postpaid mobile phone business.
3    As at end of period.
4    Effective January 1, 2024, and on a prospective basis, we adjusted our prepaid mobile phone subscriber base to remove 56,000 Fido prepaid subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our prepaid mobile phone business.
5    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2024 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 2% increase in service revenue this quarter and 5% increase year to date were primarily a result of the cumulative impact of growth in our mobile phone subscriber base over the past year, including our evolving mobile phone plans that increasingly bundle more services in the monthly service fee. The year to date increase was also affected by the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023.

Mobile phone ARPU remained stable this quarter and year to date.

Rogers Communications Inc.	6	Third Quarter 2024

The continued robust postpaid gross additions this quarter and year to date were a result of sales execution in a growing Canadian market. The decrease in gross additions this quarter was a result of a less active market and our focus on attracting subscribers to our premium 5G Rogers brand.

Equipment revenue
The 1% decreases in equipment revenue this quarter and year to date were primarily a result of:
•fewer device upgrades by existing customers; partially offset by
•an increase in new subscribers purchasing devices; and
•a continued shift in the product mix towards higher-value devices.

Operating costs
Cost of equipment
The 1% increase in the cost of equipment this quarter and 2% increase year to date were a result of the equipment revenue changes discussed above.

Other operating costs
The 5% decrease in other operating costs this quarter and 1% decrease year to date were primarily a result of:
•lower costs associated with productivity and efficiency initiatives; partially offset by
•higher costs associated with our expanded network.

Adjusted EBITDA
The 5% increase in adjusted EBITDA this quarter and 7% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	7	Third Quarter 2024

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2024	2023	% Chg		2024	2023	% Chg

Revenue
Service revenue	1,962	1,986	(1)		5,857	4,997	17
Equipment revenue	8	7	14		36	26	38
Revenue	1,970	1,993	(1)		5,893	5,023	17

Operating costs	837	913	(8)		2,544	2,360	8

Adjusted EBITDA	1,133	1,080	5		3,349	2,663	26

Adjusted EBITDA margin	57.5%	54.2%	3.3	pts	56.8%	53.0%	3.8	pts
Capital expenditures	511	560	(9)		1,500	1,417	6

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2024	2023	Chg		2024	2023	Chg

Homes passed [2]	10,145	9,869	276		10,145	9,869	276
Customer relationships
Net additions (losses)	13	(7)	20		33	(1)	34
Total customer relationships [2]	4,669	4,780	(111)		4,669	4,780	(111)
ARPA (monthly) [3]	$140.36	$138.46	$1.90		$140.05	$142.20	($2.15)

Penetration [2]	46.0%	48.4%	(2.4	pts)	46.0%	48.4%	(2.4	pts)

Retail Internet
Net additions	33	18	15		85	57	28
Total retail Internet subscribers [2]	4,247	4,302	(55)		4,247	4,302	(55)
Video
Net (losses) additions	(39)	23	(62)		(99)	27	(126)
Total Video subscribers [2]	2,652	2,755	(103)		2,652	2,755	(103)
Home Monitoring
Net additions (losses)	19	(2)	21		31	(11)	42
Total Home Monitoring subscribers [2]	120	90	30		120	90	30
Home Phone
Net losses	(29)	(36)	7		(95)	(78)	(17)
Total Home Phone subscribers [2]	1,534	1,648	(114)		1,534	1,648	(114)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2024 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 1% decrease in service revenue this quarter was a result of:
•continued competitive promotional activity; and
•declines in our Home Phone, Video, and Satellite subscriber bases.

The 17% increase in service revenue year to date was primarily a result of the completion of the Shaw Transaction in April 2023, which contributed an incremental approximately $1 billion in the first quarter, partially offset by the factors discussed above.

The lower ARPA this year was primarily a result of competitive promotional activity.

Rogers Communications Inc.	8	Third Quarter 2024

Operating costs
The 8% decrease in operating costs this quarter was a result of the full realization of our synergy targets associated with the Shaw Transaction and ongoing cost efficiency initiatives. The 8% increase year to date reflects a full nine months of results for the Shaw Transaction, which closed in April 2023.

Adjusted EBITDA
The 5% increase in adjusted EBITDA this quarter and 26% increase year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	9	Third Quarter 2024

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2024	2023	% Chg		2024	2023	% Chg

Revenue	653	586	11		1,868	1,777	5
Operating costs	519	479	8		1,837	1,704	8

Adjusted EBITDA	134	107	25		31	73	(58)

Adjusted EBITDA margin	20.5%	18.3%	2.2	pts	1.7%	4.1%	(2.4	pts)
Capital expenditures	37	33	12		205	137	50

Revenue
The 11% increase in revenue this quarter and 5% increase year to date were a result of:
•higher sports-related revenue, driven by higher subscriber revenue and higher revenue at the Toronto Blue Jays; partially offset by
•lower Today's Shopping Choice revenue.

Operating costs
The 8% increases in operating costs this quarter and year to date were a result of:
•higher Toronto Blue Jays expenses, including game day-related costs; partially offset by
•lower Today's Shopping Choice costs in line with lower revenue.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter and decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2024

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2024	2023	% Chg		2024	2023	% Chg

Wireless	350	381	(8)		1,150	1,291	(11)
Cable	511	560	(9)		1,500	1,417	6
Media	37	33	12		205	137	50
Corporate	79	43	84		179	143	25

Capital expenditures [1]	977	1,017	(4)		3,034	2,988	2

Capital intensity [2]	19.0%	20.0%	(1.0	pts)	20.1%	21.4%	(1.3	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2024 MD&A for more information about this measure, available at www.sedarplus.ca.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we once again plan to spend more on our wireless and wireline networks this year than we have in the past several years. We continue to expand the reach and capacity of our 5G network (the largest 5G network in Canada as at September 30, 2024) across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The decreases in capital expenditures in Wireless this quarter and year to date were due to the timing of investments. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment continue to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The decrease in capital expenditures in Cable this quarter was due to the timing of investments. The increase year to date reflects a full nine months of results for the Shaw Transaction. Capital expenditures reflect continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The year to date increase in Media capital expenditures was a result of higher Toronto Blue Jays stadium infrastructure-related expenditures associated with the second phase of the Rogers Centre modernization project.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2024

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,545	2,411	6	7,084	6,252	13
Deduct (add):
Depreciation and amortization	1,157	1,160	—	3,442	2,949	17
Restructuring, acquisition and other	91	213	(57)	323	599	(46)
Finance costs	568	600	(5)	1,724	1,479	17
Other expense	2	426	(100)	5	381	(99)
Income tax expense	201	111	81	414	323	28

Net income (loss)	526	(99)	n/m	1,176	521	126

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Depreciation of property, plant and equipment	923	925	—	2,731	2,393	14
Depreciation of right-of-use assets	97	92	5	304	264	15
Amortization	137	143	(4)	407	292	39

Total depreciation and amortization	1,157	1,160	—	3,442	2,949	17

The year to date increase in depreciation and amortization was primarily a result of the assets acquired through the Shaw Transaction.

Restructuring, acquisition and other

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Restructuring and other	54	175	232	340
Shaw Transaction-related costs	37	38	91	259

Total restructuring, acquisition and other	91	213	323	599

The Shaw Transaction-related costs in 2023 and 2024 consisted of incremental costs supporting acquisition (in 2023) and integration activities (in 2023 and 2024) related to the Shaw Transaction. In the first half of 2023, these costs primarily reflected closing-related fees, the Shaw Transaction-related employee retention program, and the cost of the tangible benefits package related to the broadcasting portion of the Shaw Transaction.

The restructuring and other costs in 2023 and 2024 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base, which also included costs associated with voluntary departure programs. These costs also included costs related to real estate rationalization programs and transaction costs related to other completed and potential acquisitions.

Rogers Communications Inc.	12	Third Quarter 2024

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Total interest on borrowings [1]	505	535	(6)	1,525	1,450	5
Interest earned on restricted cash and cash equivalents	—	—	—	—	(149)	(100)

Interest on borrowings, net	505	535	(6)	1,525	1,301	17
Interest on lease liabilities	34	30	13	103	80	29
Interest on post-employment benefits	(1)	(3)	(67)	(3)	(10)	(70)
(Gain) loss on foreign exchange	(32)	143	n/m	107	16	n/m
Change in fair value of derivative instruments	28	(136)	n/m	(94)	(3)	n/m
Capitalized interest	(8)	(11)	(27)	(30)	(28)	7
Deferred transaction costs and other	42	42	—	116	123	(6)

Total finance costs	568	600	(5)	1,724	1,479	17
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings, net
The 17% increase in net interest on borrowings year to date was primarily a result of:
•a reduction in interest earned on restricted cash and cash equivalents, as we used these funds to partially fund the Shaw Transaction on April 3, 2023; and
•interest expense associated with the long-term debt assumed through the Shaw Transaction; partially offset by
•the repayment at maturity of senior notes in March 2023, October 2023, November 2023, January 2024, and March 2024 at different underlying interest rates; and
•lower interest expense associated with refinancing a significant portion of the borrowings under our term loan facility with senior notes issued in September 2023 and February 2024.

Other expense (income)
The decreases in other expense this quarter and year to date were a result of a $422 million loss related to the change in the value of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments recorded in the prior year.

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2024	2023	2024	2023

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
Income before income tax expense	727	12	1,590	844
Computed income tax expense	190	3	417	221
Increase (decrease) in income tax expense resulting from:
Non-deductible (taxable) stock-based compensation	4	(5)	(6)	(2)
Non-(taxable) deductible portion of equity (income) losses	—	2	1	(2)
Non-taxable income from security investments	—	(4)	—	(10)
Non-deductible loss on joint venture's non-controlling interest purchase obligation	—	111	—	111
Other items	7	4	2	5

Total income tax expense	201	111	414	323

Effective income tax rate	27.6%	n/m	26.0%	38.3%
Cash income taxes paid	156	125	388	400

Cash income taxes paid increased this quarter and decreased year to date due to the timing of installment payments.

Rogers Communications Inc.	13	Third Quarter 2024

Net income (loss)

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2024	2023	% Chg	2024	2023	% Chg

Net income (loss)	526	(99)	n/m	1,176	521	126
Basic earnings (loss) per share	$0.99	($0.19)	n/m	$2.21	$1.00	121
Diluted earnings (loss) per share	$0.98	($0.20)	n/m	$2.19	$0.97	126

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,545	2,411	6	7,084	6,252	13
Deduct:
Depreciation and amortization [1]	930	897	4	2,753	2,434	13
Finance costs	568	600	(5)	1,724	1,479	17
Other expense (income) [2]	2	4	(50)	5	(41)	n/m
Income tax expense [3]	283	231	23	677	604	12

Adjusted net income [1]	762	679	12	1,925	1,776	8

Adjusted basic earnings per share	$1.43	$1.28	12	$3.61	$3.41	6
Adjusted diluted earnings per share	$1.42	$1.27	12	$3.59	$3.37	7
1    Our calculation of adjusted net income excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and nine months ended September 30, 2024 of $227 million and $689 million (2023 - $263 million and $515 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2 Other expense (income) for the three and nine months ended September 30, 2023 excludes a $422 million loss related to an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments.
3    Income tax expense excludes recoveries of $82 million and $263 million (2023 - recoveries of $120 million and $281 million) for the three and nine months ended September 30, 2024 related to the income tax impact for adjusted items.

Rogers Communications Inc.	14	Third Quarter 2024

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2023 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Net income (loss)	526	(99)	1,176	521
Add:
Income tax expense	201	111	414	323
Finance costs	568	600	1,724	1,479
Depreciation and amortization	1,157	1,160	3,442	2,949
EBITDA	2,452	1,772	6,756	5,272
Add (deduct):
Other expense	2	426	5	381
Restructuring, acquisition and other	91	213	323	599

Adjusted EBITDA	2,545	2,411	7,084	6,252

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at December 31
(In millions of dollars)	2023

Trailing 12-month adjusted EBITDA - 12 months ended December 31, 2023	8,581
Add (deduct):
Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	514

Pro forma trailing 12-month adjusted EBITDA	9,095

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Net income (loss)	526	(99)	1,176	521
Add (deduct):
Restructuring, acquisition and other	91	213	323	599
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	227	263	689	515
Loss on non-controlling interest purchase obligation	—	422	—	422
Income tax impact of above items	(82)	(120)	(263)	(281)

Adjusted net income	762	679	1,925	1,776

Rogers Communications Inc.	15	Third Quarter 2024

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2024	2023	2024	2023

Cash provided by operating activities	1,893	1,754	4,545	3,842
Add (deduct):
Capital expenditures	(977)	(1,017)	(3,034)	(2,988)
Interest on borrowings, net and capitalized interest	(497)	(524)	(1,495)	(1,273)
Interest paid, net	593	512	1,622	1,324
Restructuring, acquisition and other	91	213	323	599
Program rights amortization	(13)	(14)	(52)	(58)
Change in net operating assets and liabilities	(200)	(185)	209	258
Other adjustments [1]	25	6	49	(113)

Free cash flow	915	745	2,167	1,591
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	16	Third Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023

Revenue	5,129	5,092	15,123	13,973

Operating expenses:
Operating costs	2,584	2,681	8,039	7,721
Depreciation and amortization	1,157	1,160	3,442	2,949
Restructuring, acquisition and other	91	213	323	599
Finance costs	568	600	1,724	1,479
Other expense	2	426	5	381

Income before income tax expense	727	12	1,590	844
Income tax expense	201	111	414	323

Net income (loss) for the period	526	(99)	1,176	521

Earnings (loss) per share:
Basic	$0.99	($0.19)	$2.21	$1.00
Diluted	$0.98	($0.20)	$2.19	$0.97

Rogers Communications Inc.	17	Third Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at September 30	As at December 31
	2024	2023

Assets
Current assets:
Cash and cash equivalents	802	800
Accounts receivable	4,903	4,996
Inventories	472	456
Current portion of contract assets	183	163
Other current assets	835	1,202
Current portion of derivative instruments	77	80
Assets held for sale	137	137
Total current assets	7,409	7,834

Property, plant and equipment	24,812	24,332
Intangible assets	17,981	17,896
Investments	602	598
Derivative instruments	791	571
Financing receivables	976	1,101
Other long-term assets	910	670
Goodwill	16,280	16,280

Total assets	69,761	69,282

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,893	1,750
Accounts payable and accrued liabilities	3,721	4,221
Other current liabilities	369	434
Contract liabilities	690	773
Current portion of long-term debt	2,600	1,100
Current portion of lease liabilities	566	504
Total current liabilities	10,839	8,782

Provisions	61	54
Long-term debt	37,694	39,755
Lease liabilities	2,162	2,089
Other long-term liabilities	1,507	1,783
Deferred tax liabilities	6,232	6,379
Total liabilities	58,495	58,842

Shareholders' equity	11,266	10,440

Total liabilities and shareholders' equity	69,761	69,282

Rogers Communications Inc.	18	Third Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Operating activities:
Net income (loss) for the period	526	(99)	1,176	521
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	1,157	1,160	3,442	2,949
Program rights amortization	13	14	52	58
Finance costs	568	600	1,724	1,479
Income tax expense	201	111	414	323
Post-employment benefits contributions, net of expense	19	21	54	25
Losses from associates and joint ventures	2	432	1	412
Other	(44)	(33)	(99)	57
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,442	2,206	6,764	5,824
Change in net operating assets and liabilities	200	185	(209)	(258)
Income taxes paid	(156)	(125)	(388)	(400)
Interest paid	(593)	(512)	(1,622)	(1,324)

Cash provided by operating activities	1,893	1,754	4,545	3,842

Investing activities:
Capital expenditures	(977)	(1,017)	(3,034)	(2,988)
Additions to program rights	(33)	(20)	(56)	(57)
Changes in non-cash working capital related to capital expenditures and intangible assets	(70)	95	(31)	66
Acquisitions and other strategic transactions, net of cash acquired	—	—	(475)	(17,001)
Other	(1)	(8)	11	4

Cash used in investing activities	(1,081)	(950)	(3,585)	(19,976)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(142)	(754)	1,119	(1,343)
Net issuance (repayment) of long-term debt	18	2,389	(1,108)	7,789
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(25)	111	(3)	232
Transaction costs incurred	—	(19)	(46)	(284)
Principal payments of lease liabilities	(127)	(99)	(358)	(264)
Dividends paid	(186)	(264)	(558)	(769)
Other	1	—	(4)	—

Cash (used in) provided by financing activities	(461)	1,364	(958)	5,361

Change in cash and cash equivalents and restricted cash and cash equivalents	351	2,168	2	(10,773)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	451	359	800	13,300

Cash and cash equivalents, end of period	802	2,527	802	2,527

Rogers Communications Inc.	19	Third Quarter 2024

Subsequent Event

Following quarter-end, Rogers entered into a non-binding term sheet with a leading global financial investor which will finance a portion of its network with a structured equity investment of $7 billion. Completion is subject to finalizing definitive agreements and is expected to close in the fourth quarter.

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•the $7 billion structured equity financing transaction (the "network transaction"), including its expected terms, timing, and closing;
•our debt leverage ratio and the impact the network transaction will have on that ratio;
•the use of proceeds from the network transaction;
•the completion of the MLSE Transaction; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the assumptions listed under the heading "Key assumptions underlying our full-year 2024 guidance" in our 2023 Annual MD&A.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;

Rogers Communications Inc.	20	Third Quarter 2024

•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations and new accounting standards from accounting standards bodies;
•the MLSE Transaction, and any funding for it from private investors, may not be completed on the anticipated terms or at all;
•we may not reach definitive agreements for, or may not complete, the network transaction on the anticipated terms or timing or at all;
•we may use proceeds from the network transaction for different purposes due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2023 Annual MD&A and "Updates to Risks and Uncertainties" in our Q3 2024 MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in our 2023 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

About Rogers

Rogers is Canada's communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment Community Contact

Paul Carpino
647.435.6470
paul.carpino@rci.rogers.com

Media Contact

Sarah Schmidt
647.643.6397
sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our third quarter 2024 results teleconference with the investment community will be held on:
•October 24, 2024
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on our website at investors.rogers.com.

Rogers Communications Inc.	21	Third Quarter 2024

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

# # #

Rogers Communications Inc.	22	Third Quarter 2024